# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tessera Defense and Homeland Security Inc. (formerly BiomX Inc.), CIK 0001739174
CUSIP: 09090D608
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 09/16/2026
Filed by CIK 0002155820
Persons authorized to receive notices and communications: Ram Naim, c/o Mayers Ventures LLC, 745 Fifth Avenue, New York, New York (NY), 10151, 972528097711

## Reporting persons
- Mayers Ventures LLC (CIK 0002155820): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 130,000; shared voting power 0; sole dispositive power 130,000; shared dispositive power 0; aggregate amount beneficially owned 130,000 (4.86% of the class)
  Comment: Based on 2,672,387 shares outstanding as of August 19, 2026 as reported on Issuer's Quarterly Report for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 19, 2026.
- Ram Naim: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 130,000; sole dispositive power 0; shared dispositive power 130,000; aggregate amount beneficially owned 130,000 (4.86% of the class)
  Comment: Based on 2,672,387 shares outstanding as of August 19, 2026 as reported on Issuer's Quarterly Report for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 19, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tessera Defense and Homeland Security Inc. (formerly BiomX Inc.)
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of Mayers Ventures LLC, a Delaware limited liability company (the "LLC") and Ram Naim (together, the "Reporting Persons") as joint filers pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Naim is the owner and manager of the LLC.
Residence or business address: The principal place of business of the Reporting Persons is 745 Fifth Avenue, New York, NY 10151. The LLC
Present principal occupation or employment: The business of the Reporting Persons is the identification of and investment in technology companies.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The LLC is a limited liability company organized and established in the State of Nevada. Mr. Naim is a citizen of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported herein were acquired by the LLC as consideration for the sale to the Issuer of 15% of the issued and outstanding share capital of M.E.A. Testing Systems Ltd. ("MEA"), an Israeli private company, pursuant to the term and provisions of the Share Purchase and Option Agreement dated August 5, 2026 between the Issuer, as the purchaser, and the LLC, as the seller.Simultaneous with the closing of such purchase and sale on September 16, 2026, an additional 5% of the issued and outstanding share capital of MEA was purchased for additional consideration of 65,000 shares of Issuer's Common Stock, as provided for in Amendment No. 1 dated September 16, 2026, between the LLC and the Issuer. The additional consideration will be issued upon the authorization by the NYSE of the issuance of said 65,000 shares. No cash was used by any Reporting Person to acquire the shares of Common Stock. In connection with the purchase, the Issuer also made available to the LLC a convertible loan facility of up to $475,000, bearing interest at 12% per annum, convertible at the Issuer's election into shares of MEA for working capital purposes of MEA.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares for investment purposes, and have the right to an additional 65,000 shares as described above.

The Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in privately negotiated transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock held by them, subject to applicable securities law restrictions, including any lock-up or registration requirements. The Reporting Persons may also engage in discussions with the Issuer's management, board of directors, or other stockholders regarding the Issuer's business, management, operations, strategy, or governance. Any such actions will depend upon a variety of factors, including the price and availability of the Common Stock, general market conditions, and other factors deemed relevant by the Reporting Persons. Except as described herein, the Reporting Persons do not currently have any plans or proposals that would relate to or result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own an aggregate of 130,000 shares of Common Stock, representing approximately 4.86% of the Common Stock. The percentage is calculated based on 2,672,387 shares outstanding as of August 19, 2026 as reported on Issuer's Quarterly Report for the quarter ended June 30, 2026 filed with the Securities and Exchange Commission on August 19, 2026, reflecting the 1:10 reverse stock split effectuated by the Issuer. The Reporting Persons are entitled to an additional 65,000 shares subject to authorization by NYSE American
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power with respect to 130,000 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than the acquisition of an additional 65,000 shares described in Item 3, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Share Purchase and Option Agreement dated August 5, 2026 between Tessera Defense and Homeland Security Inc. (the "Company") and Mayers Ventures LLC

Amendment No. 1 (the "Amendment") to the Share Purchase and Option Agreement dated August 5, 2026 (the "Agreement") between Tessera Defense and Homeland Security Inc. and Mayers Ventures LLC

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Share Purchase and Option Agreement dated August 5, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed August 11, 2026).

Exhibit B Joint Filing Agreement among the Reporting Persons.

## Signatures
- Mayers Ventures LLC: /s/ Ram Naim, Ram Naim/Authorized Person (09/17/2026)
- Ram Naim: /s/ Ram Naim, Ram Naim (09/17/2026)